ROPES & GRAY LLP 1211 AVENUE OF THE AMERICAS NEW YORK, NY 10036-8704 WWW.ROPESGRAY.COM

July 3, 2013	R. Brent Bates T +1 212 596 9143 F +1 646 728 1542 brent.bates@ropesgray.com

Re:	Blackstone Alternative Alpha Fund II (File Nos. 811-22972 and 333-186044) (the “Fund”)

Ladies and Gentlemen:

This letter provides the Fund’s response to comments on the Fund’s Registration Statement on Form N-2 under the Investment Company Act of 1940, as amended (the “1940 Act”) and the Securities Act of 1933, as amended (the “Securities Act”), filed on June 19, 2013, which were provided to Sean Rogers of Ropes & Gray LLP, counsel to the Fund, via e-mail on June 27, 2013. The comments, together with the Fund’s responses, are set forth below.

Prospectuses

1.	In the “Example” provided under “Summary of Fees and Expenses,” please round the figures provided to the nearest dollar rather than the nearest penny.

Response: The figures provided will be rounded to the nearest dollar rather than the nearest penny.

2.	For the final paragraph of section “Risks Arising from Investment Activities of the Investment Funds,” please adjust the disclosure so that the text in that final paragraph is not all capitalized and appears in the same font style as does the rest of the disclosure in that section.

Response: The text in the final paragraph of the section “Risks Arising from Investment Activities of the Investment Funds” has been adjusted to follow the font style used for the text in the rest of that section.

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On behalf of the Fund, we acknowledge that: (i) the Commission is not foreclosed from taking any action with respect to this filing; (ii) the Commission’s staff’s review of this filing, under delegated authority, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in this filing; and (iii) the Fund will not assert the Commission’s staff’s review as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. As indicated in the Commission’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed, and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Fund.

Sincerely,

/s/ R. Brent Bates

R. Brent Bates

cc:	Scott Sherman

James Hannigan

James E. Thomas